

January 30, 2014

Via E-mail
David P. Storch
Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

     Re: **AAR Corp.**
            Amendment No. 1 to Registration Statement on Form S-4
            Response dated January 14, 2014
            File No. 333-191850

Dear Mr. Storch:

We have reviewed your responses to the comments in our letter dated December 23, 2013 and have the following additional comments.

Exhibit 5.3

1. We note your response to our prior comment 1. Please either provide us with a basis under the federal securities laws for the inclusion of the jurisdictional provisions under item 7.4, or remove them. Additionally, it appears that the opinion conditions reliance upon acceptance of these provisions which may implicitly limit reliance by purchasers in the offering. Please have counsel remove these conditions.

Exhibit 5.4

2. We note your response to our prior comment 2. It does not appear that the statement that the opinion "may not be used for any other purpose without counsel's prior written consent" has been revised. We believe that this statement constitutes a limitation on reliance by purchasers in the offering. Please have counsel remove it.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Robert J. Minkus
        Schiff Hardin LLP